200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
JOHN V. O'HANLON john.ohanlon@dechert.com +617 728 7110 Direct +617 275 8367 Fax

March 17, 2011

Via Electronic Transmission

Dalia Blass, Branch Chief Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Russell ETF Trust (File No. 812-13689) (Application for Actively-Managed Exchange Traded Fund Relief)

Dear Ms. Blass:

We are writing on behalf of Russell ETF Trust and other applicants (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act. (the “Application”).  The Application was filed with the Securities and Exchange Commission on January 7, 2010.

Applicants request the withdrawal of the Application because the Trust is being terminated.

Should you have any questions, please call me at (617) 728-7111.

Sincerely,

/s/ John V. O’Hanlon

John V. O’Hanlon

cc:	Elliot Cohen, Russell Investment Management Company
Mary Beth Rhoden, Russell Investment Management Company